RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

Exhibit 12.01

(Dollar amounts in millions, except ratios)	Years Ended December 31,
	2003	2002	2001	2000	1999

Pre-tax income from continuing operations before
adjustment for minority interests in consolidated
subsidiaries or income or loss from equity investees	$771	$717	$576	$483	$627
Capitalized interest	(9)	(9)	(17)	(24)	(30)
Amortization of capitalized interest	12	12	11	10	9
Dividends from less than 50%-owned
companies carried at equity	19	9	5	3	1

Adjusted pre-tax income from continuing operations
before adjustment for minority interests in
consolidated subsidiaries or income or loss
from equity investees	$793	$729	$575	$472	$607

Fixed charges
Interest on long-term and short-term debt	$151	$206	$224	$224	$204
Amortization of capitalized interest	9	9	17	24	30
Rental expenses representative
of an interest factor	31	32	37	34	32
Preferred stock dividend requirements of
consolidated subsidiaries	.	1	2	4	8

Total fixed charges	191	248	280	286	274
Less: preferred stock dividend requirements of
consolidated subsidiaries	-	(1)	(2)	(4)	(8)

Total fixed charges less preferred stock dividends	$191	$247	$278	$282	$266

Pre-tax income from continuing operations before
adjustment for minority interests in consolidated
subsidiaries or income or loss from equity
investees plus fixed charges and preferred stock
dividend requirements of consolidated subsidiaries	$984	$977	$855	$758	$881
Less: preferred stock dividend requirements of
consolidated subsidiaries	-	(1)	(2)	(4)	(8)

	$984	$976	$853	$754	$873

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS	5.2	3.9	3.1	2.6	3.2

RATIO OF EARNINGS TO FIXED CHARGES	5.2	3.9	3.1	2.7	3.3